JACKSON®

JACKSON VARIABLE SERIES TRUST

1 Corporate Way
Lansing, MI 48951
517/381-5500

December 20, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Jackson Variable Series Trust (File No. 811-22613) - Registration Statement on Form N-14

Dear Sir or Madam:

On behalf of Jackson Variable Series Trust (the “Trust”), transmitted herewith for filing pursuant to the Securities Act of 1933, as amended (the “1933 Act”), and Regulation C thereunder is a registration statement for the Trust on Form N-14 (the “Registration Statement”).  The Registration Statement includes a Combined Information Statement/Prospectus and a Statement of Additional Information relating to the Reorganization of the JNL Institutional Alt 50 Fund, a series of the JNL Series Trust, into the JNL Moderate Allocation Fund, a series of the Trust.

Pursuant to Rule 488 under the 1933 Act, this Registration Statement will become effective on January 20, 2020.

This transmission contains a conformed signature page.  The manually signed original of this document is maintained at the offices of the Trust.

If you have any questions, please contact me at (312) 730-9730.

Sincerely,

/s/ Emily J. Bennett

Emily J. Bennett
Assistant Secretary